Michele Ciavarella, President & CEO

Newgioco Group, Inc.

130 Adelaide St. W., Suite 701

Toronto, ON M5H 2K4

June 01, 2019

Subject: Resignation of the Independent Members from the Board of Directors of Newgioco Group, Inc.

Dear Mr. Ciavarella,

We hereby are resigning as directors of Newgioco Group, Inc. effective immediately.

We have come to this decision because of our loss of confidence in you as CEO of the company.

We have lost confidence in your performance as CEO for three principal reasons:

1.	Your disregard for the basic elements of corporate governance, lack of transparency with your Board, and disregard for basic levels of compliance;
2.	Your reluctance to pursue valid financing alternatives to ensure robust ongoing operations and to best position the company for growth; and
3.	Your reluctance to pursue the Board approved US sports betting strategy with any meaningful steps.

We raised these concerns most recently with you and corporate counsel, Julian Doyle, over the Easter weekend (April 18 through April 21), including that we were prepared to resign at the time because of your actions.

We withheld our resignations based upon our understanding you were actively undertaking to pursue the financing required to fund the US sports betting initiative and the basic operations of the business. You have not done so, and further, have effectively abandoned pursuing the sports betting initiative by firing Ralph Garcea with no consultation of any kind with the Board.

Therefore, we have lost our confidence in you as CEO and are left with no other alternative than to follow through on our earlier decision to resign as directors effective immediately.

We also wish to remind you of your obligations to settle with Elizabeth (Betsy) McLean in accordance with the terms of the CFO contract and her outstanding expenses.

Yours truly,

/s/ Harold M. Wolkin

Harold M. Wolkin

/s/ Russel McMeekin

Russel McMeekin

/s/ William P. Rutsey

William P. Rutsey

cc: Julian Doyle

Leslie Marlow